SingTel

07022750

2 April 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 18 2007
WASH. D.C. 200 SECTION

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 26 March 2007 to 30 March 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

Encs

dw 4/23

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Mar-2007 18:03:27
Announcement No.	00130

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Director Steps Down
Description	
Attachments:	358-sgx.pdf Total size = **12K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

DIRECTOR STEPS DOWN

Further to earlier announcements that Mr. Lee Hsien Yang will step down as Group Chief Executive Officer of the SingTel Group with effect from 1 April 2007, Singapore Telecommunications Limited ("SingTel") wishes to announce that Mr. Lee will also step down from the Board of Directors of SingTel with effect from 1 April 2007. Mr. Lee has been a director of SingTel since 1 May 1995.

The Board of Directors and Management of SingTel thank Mr. Lee for his immeasurable contributions to the Board and the SingTel Group over the years and wish him all the best in his future endeavours.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 30 March 2007

E:ANN/2007/ANN-357/LLC/ll

Lorinda Leung

From: Lim Li Ching

Sent: Friday, March 30, 2007 6:04 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, March 30, 2007 6:03:27 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00130
Submission Date & Time :: 30-Mar-2007 18:02:32
Broadcast Date & Time :: 30-Mar-2007 18:03:27
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2007

TIME: 08:26:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Steps Down

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Monday, April 02, 2007 6:27 AM
To: Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 441219.pdf

441219.pdf (16 KB)

ASX confirms the release to the market of Doc ID: 441219 as follows:
Release Time: 02-Apr-2007 08:26:53
ASX Code: SGT
File Name: 441219.pdf
Announcement Title: Director Steps Down

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Mar-2007 18:08:42
Announcement No.	00136

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Appendix 3Z
Description	Attached is a Final Director's Interest Notice made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") in compliance with ASX Listing Rules.
Attachments:	bg-app3Z-20070330.pdf Total size = **21K** (2048K size limit recommended)

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Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Lee Hsien Yang
Date of last notice	12 January 2007
Date that director ceased to be director	31 March 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
475,000 ordinary shares 2,000,000 options*

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Lim Suet Fern, spouse of Lee Hsien Yang	1,360 ordinary shares
RBC Dexia Trust Services Singapore Limited ("Dexia"), trustee of a trust established to purchase shares in Singapore	16,257,010 ordinary shares

+ See chapter 19 for defined terms.

Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 16,257,010 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.	

Part 3 – Director's interests in contracts

Detail of contract	In the financial years ended 31 March 2004, 31 March 2005 and 31 March 2006, Lee Hsien Yang was awarded up to a total of 5,073,772 ordinary shares in SingTel ("performance shares") pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions*
Nature of interest	Up to 5,073,772 ordinary shares in SingTel, awarded pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	Up to 5,073,772 ordinary shares in SingTel, subject to certain performance conditions being met and other terms and conditions

* The extent of Lee Hsien Yang's entitlement to the performance shares and to exercise outstanding options will be determined in accordance with existing SingTel Group policy. An announcement will be made in due course when details are finalised. There will be no termination payments to Mr Lee in connection with his stepping down as Director and Group Chief Executive Officer of the SingTel Group.

+ See chapter 19 for defined terms.

Lorinda Leung

From: Lim Li Ching
Sent: Friday, March 30, 2007 6:09 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, March 30, 2007 6:08:42 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00136
Submission Date & Time :: 30-Mar-2007 18:08:02
Broadcast Date & Time :: 30-Mar-2007 18:08:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

4/2/07

DATE: 02/04/2007

TIME: 08:26:59

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Monday, April 02, 2007 6:27 AM
To:	Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	441220.pdf

441220.pdf (28 KB)

ASX confirms the release to the market of Doc ID: 441220 as follows:

Release Time: 02-Apr-2007 08:26:54

ASX Code: SGT

File Name: 441220.pdf

Announcement Title: App 3Z

Announcement of Appointment of Group Chief Executive Officer *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Mar-2007 18:12:00
Announcement No.	00138

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	01-04-2007
Name *	Chua Sock Koong
Age *	49
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	Executive
Job Title	Group Chief Executive Officer
Working experience and occupation(s) during the past 10 years *	12/10/06 - present Deputy Group Chief Executive Officer, SingTel 1/2/06 - 11/10/06 Chief Executive Officer (International)/Group Chief Financial Officer, SingTel 1/4/99 - 31/1/06 Chief Financial Officer, SingTel 1/7/95 - 31/3/99 Senior Vice President (Corporate Affairs & Finance), SingTel
Interest * in the listed issuer and its subsidiaries *	1,439,420 shares She is deemed to be interested in 18,744,985 shares in Singapore Telecommunications Limited* * Note: The deemed interest of 18,744,985 ordinary shares includes: (i) 16,257,010 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares

	purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust; (ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and (iii) an aggregate of up to 2,459,838 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions. Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

Conflict of interest *	None

>> Other Directorship#
These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Singapore Telecom Korea Limited SingTel (Netherlands Antilles) Pte NV SingTel Global Services Pte Ltd Singapore Telecom Europe Limited Belgacom S.A. ICO Investment (Singapore) Pte Ltd Sesami.com Pte Ltd Sesami (Singapore) Pte Ltd C2C AsiaPac Pte Ltd C2C Holdings Pte Ltd C2C Pte Ltd Shin Corporation Public Company Limited (listed on The Stock Exchange of Thailand) SingTel Australia Investment Ltd (Alternate Director) SingTel EInvestments Pte Ltd SingTel Interactive Pte. Ltd. SingTel (Jersey) Pte Ltd New Century InfoComm Tech Co., Ltd (Supervisor) SingaSat Pte Ltd SingTel Investments Private Limited SingTel ADSB (Netherlands) B.V. Telecom Equipment Pte Ltd KA Land Pte Ltd SingTelSat Pte Ltd SingTel Asian Investments Pte Ltd SingTel Strategic Investments Pte Ltd InfoCom Holding Company Pte Ltd Viridian Limited Singapore Telecom Paging Pte Ltd SingTel Venture (Singapore) Pte Ltd NCS Pte. Ltd. SingNet Pte Ltd ADSB Telecommunications BV SingTel Venture (Cayman) Pte Ltd

	Singapore Telecom America, Inc SingTel USA Inc
Present	Board Member, JTC Corporation Singapore Telecommunications Limited Singapore Telecom International Pte Ltd STEL Information Technology (Shanghai) Co. Ltd. Singapore Telecom Mobile Pte Ltd Singapore Telecom Australia Investments Pty Limited SingTel Australia Investment Ltd. Bharti Airtel Limited (listed on the National Stock Exchange of India - Mumbai Stock Exchange and Delhi Stock Exchange) SingTel Optus Pty Limited Bharti Telecom Limited Pastel Limited Singapore Telecom ADSB (Netherlands Antilles) N.V.

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil	• No

	proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes	
Attachments:	Total size = **0K** (2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching

Sent: Friday, March 30, 2007 6:12 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: ANNOUNCEMENT OF APPOINTMENT

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, March 30, 2007 6:12:00 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: ANNOUNCEMENT OF APPOINTMENT
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: ANNOUNCEMENT OF APPOINTMENT
Announcement No. :: 00138
Submission Date & Time :: 30-Mar-2007 18:11:24
Broadcast Date & Time :: 30-Mar-2007 18:12:00
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2007

TIME: 08:26:59

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Group Chief Executive Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Monday, April 02, 2007 6:27 AM
To: Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 441221.pdf

441221.pdf (305 KB)

ASX confirms the release to the market of Doc ID: 441221 as follows:
Release Time: 02-Apr-2007 08:26:55
ASX Code: SGT
File Name: 441221.pdf
Announcement Title: Appointment of GCEO

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Mar-2007 18:20:00
Announcement No.	00148

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Terms of Contract for New Group CEO
Description	
Attachments:	CSK-terms.pdf Total size = **124K** (2048K size limit recommended)

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CONFIDENTIAL

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

TERMS OF CONTRACT FOR NEW GROUP CEO

In keeping with SingTel's continuous disclosure responsibilities, set out below is a summary of the terms of the service agreement of the new Group CEO, Ms Chua Sock Koong.

1. Effective Date

The appointment of Ms Chua as Group CEO is with effect from 1st April 2007.

2. Remuneration

The total remuneration arrangements are consistent with comparable market benchmarks. Such remuneration and its components are annually reviewed and approved by the Board taking into account the performance of the SingTel Group and achievement of Key Performance Indicators endorsed by the Board at the beginning of each financial year. There are 3 components to Ms Chua's total remuneration:

2.1 Base Salary & Allowances

Ms Chua will be paid a base salary of S$75,000 per month. This amount is reviewable at the Board's discretion each year. In addition, she will be paid car and driver allowances amounting to S$5,500 per month.

2.2 Short Term Incentive Payments

Ms Chua will be entitled to annual short term incentive payments.

2.3 Long Term Incentive

Ms Chua will be entitled to participate in the SingTel Group's long term incentive plan, the SingTel Performance Share Plan ("Plan"). Her participation in the Plan will be in accordance with the principles of the Plan, which also apply to other senior executives of the SingTel Group.

As with all Senior Management, Ms Chua will be eligible for 2 categories of awards under the Plan each year, namely, the General Award (which applies to all eligible employees) and the Senior Management Award (which applies to Senior Management).

The vesting of performance shares is conditional on the achievement of performance hurdles over a three-year period. Please refer to the Annex on the vesting hurdles of the General Award and the Senior Management Award.

The fair values of the General Award and the Senior Management Award are determined using a Monte-Carlo simulation methodology at the point of grant.

2.4 Total Remuneration

The on-target total remuneration for Ms Chua is expected to be in the region of S$5 million for Financial Year 2007/2008. In the event that she exceeds the prescribed targets, the Board will determine a remuneration that is commensurate with her performance and in line with market benchmarks.

3. Restrictive Covenant

Ms Chua will be subject to a 12 month non-compete restriction after termination of employment.

4. Notice Period.

Either the company or Ms Chua shall be entitled to terminate the employment by giving the other party prior notice of 6 months.

Dated: 30 March 2007

Annex

In respect of half of the General Award, the performance criteria relates to SingTel's Total Shareholders' Return ("TSR") performance relative to that of component stocks in the MSCI Asia Pacific Telecommunications Index (the "Index") over a three-year performance period:

- If SingTel's TSR is below the 50th percentile, none of the performance shares under this tranche of the General Award will vest;
- If SingTel's TSR is between the 50th and 79th percentile, the vesting of performance shares under this tranche will be determined in accordance with the table below:

TSR ranking of SingTel relative to component stocks in the Index	Percentage of performance shares to be vested
70th to 79th percentile	90%
60th to 69th percentile	70%
50th to 59th percentile	50%

- If SingTel's TSR is at or above the 80th percentile, all of the performance shares under this tranche of the General Award will vest.

The remaining half of the General Award is subject to SingTel's TSR performance measured against the Index (as opposed to individual component stocks) over the three-year performance period:

- If SingTel's TSR is less than 90% that of the Index, none of the performance shares under this tranche of the General Award will vest;
- If SingTel's TSR is 90% or more but less than 200% that of the Index, the vesting of performance shares under this tranche will be determined in accordance with the table below:

SingTel's TSR (%)	Percentage of performance shares to be vested
1.9 ℵ to 1.99 ℵ	95%
1.8 ℵ to 1.89 ℵ	90%
1.7 ℵ to 1.79 ℵ	85%
1.6 ℵ to 1.69 ℵ	80%
1.5 ℵ to 1.59 ℵ	75%
1.4 ℵ to 1.49 ℵ	70%
1.3 ℵ to 1.39 ℵ	65%
1.2 ℵ to 1.29 ℵ	60%
1.1 ℵ to 1.19 ℵ	55%
ℵ to 1.09 ℵ	50%
0.9 ℵ to 0.99 ℵ	25%

ℵ = TSR (%) of the Index for the performance period of each grant

- If SingTel's TSR is at or exceeds twice (i.e. 200%) that of the Index, all of the performance shares under this tranche of the General Award will vest.

For the Senior Management Award, vesting will take place if the following criteria are met over a three-year performance period:

- **Vesting of the General Award**
  There must be vesting of the General Award before the Senior Management Award can vest.

- **Return on Invested Capital ("ROIC") Criteria**
  The ROIC target will be determined at the point of grant. ROIC achievement must exceed a minimum threshold level over a three-year period for vesting of performance shares under the Senior Management Award:

  - Where less than 75% of the targeted ROIC is met, none of the performance shares under the Senior Management Award will vest;

  - Where 75% or more but less than the targeted ROIC is met, the performance shares will vest to the same extent in percentage terms as the percentage to which the targeted ROIC has been met;

  - Where the targeted ROIC is met or exceeded, all of the performance shares under the Senior Management Award will vest.

Lorinda Leung

From: Lim Li Ching
Sent: Friday, March 30, 2007 6:20 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, March 30, 2007 6:20:00 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00148
Submission Date & Time :: 30-Mar-2007 18:19:11
Broadcast Date & Time :: 30-Mar-2007 18:20:00
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2007

TIME: 08:27:10

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Terms of Contract for New GCEO

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2007 17:11:51
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Optus Secures Refinancing
Description	
Attachments:	357-sgx.pdf Total size = **11K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT

Optus Secures Refinancing

Singapore Telecommunications Limited announces that its wholly owned subsidiary Optus Finance Pty Ltd ("Optus") has signed a A$700 million two year loan facility with seven major international and domestic banks.

The facility varies Optus' A$300 million 364 day loan facility which was arranged in May 2005 and extended in 2006. The facility will be used for general working capital purposes.

Banks who participated in the facility were ABN Amro, Australia and New Zealand Banking Group, BNP Paribas, Barclays Bank PLC, Citibank N.A., Commonwealth Bank of Australia and Westpac Banking Corporation.

SingTel is rated A+/Aa2 and Optus A+/Aa3 by Standard and Poor's and Moody's Investors Services respectively.

Dated: 29 March 2007

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, March 29, 2007 5:12 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, March 29, 2007 5:11:51 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00044
Submission Date & Time :: 29-Mar-2007 17:11:06
Broadcast Date & Time :: 29-Mar-2007 17:11:51
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/03/2007

TIME: 19:21:22

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus Secures Refinancing

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, March 29, 2007 5:21 PM
To: Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 440642.pdf

440642.pdf (15 KB)

ASX confirms the release to the market of Doc ID: 440642 as follows:
Release Time: 29-Mar-2007 19:21:11
ASX Code: SGT
File Name: 440642.pdf
ur Announcement Title: Optus Secures Refinancing

)

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2007 12:35:35
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Release-Optus invests in a third D-series satellite for Australia
Description	
Attachments:	MR29032007AUS.PDF Total size = **27K** (2048K size limit recommended)

Close Window

'yes' OPTUS

Media Release
29 March 2007

Optus invests in a third D-series satellite for Australia

Optus announced today it would further expand its satellite fleet providing services to Australia and New Zealand by launching the third D-series satellite. The new satellite will increase Optus' fleet capacity by more than 30 percent.

Paul O'Sullivan, Chief Executive of Optus, said the deal showed Optus' continued investment and commitment to provide the infrastructure to deliver state-of-the-art services via satellite across Australia and New Zealand.

"This announcement is another example of Optus making a substantial investment to increase Australia's communications capability. Optus' satellite fleet delivers a unique communications capability for Australia and New Zealand which no other telecommunications company in Australia can match.

"The decision to build a third D-series satellite follows continued demand for access, especially for television broadcast services, with icon companies such as FOXTEL signing up for additional services on the new Optus D3 satellite," Mr O'Sullivan said.

Kim Williams, FOXTEL Chief Executive, said that as the customer demand for FOXTEL services continues to grow, this deal with Optus will provide the platform for subscription television services in Australia for the next decade and beyond.

"Optus' D3 satellite provides capacity for FOXTEL to deliver new services to our customers on our direct-to-home satellite platform including high definition content," Mr Williams said.

Orbital Sciences Corporation of the United States, the manufacturer of the Optus D1 and D2 satellites, was confirmed as the manufacturer of the Optus D3 satellite.

Paul Sheridan, Head of Optus Satellite, said Optus has been leading the way in satellite-based communication services in Australia for over 20 years.

"This additional satellite cements Optus' position as the industry leader, as the business goes from strength to strength with one of the youngest satellite fleets in operation.

"With three D-series Satellites we will be well placed to meet the demand for fixed and broadcast satellite services, which is growing ahead of our earlier expectations.

"Optus is positioned to provide additional services to all our satellite customers; growth opportunities to the ethnic services broadcast sector; and additional in-orbit redundancy for customers out to the year 2020 and beyond," he said.

The Optus D3 satellite is planned to be delivered in 2009. The new satellite will increase Optus' overall investment in the D-series satellite program to over A$600 million.

Media contact:
Melissa Favero
Optus Corporate Affairs
Tel: (02) 9342 7850

Note to Editor

Optus launched the first of the D-series satellites by Arianespace from French Guiana South America in October 2006.

The Optus D2 satellite is planned to be launched in late 2007 by Arianespace from French Guiana, South America.

The Optus D2 satellite will provide for continuity of service and growth for Optus B3 customers as that satellite comes to the end of its useful life.

The Optus D-series satellites deliver direct-to-home television and high definition television, broadband and VSAT services.

Optus has been providing satellite communications to people living in rural and regional Australia through the Australian Government's Higher Bandwidth Incentive Scheme (HiBIS) and the Broadband Connect program. Optus expects to continue to provide VSAT services under the Australian Government's recently announced Broadband Guarantee.

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Thursday, March 29, 2007 12:36 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, March 29, 2007 12:35:35 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00028
Submission Date & Time :: 29-Mar-2007 12:34:38
Broadcast Date & Time :: 29-Mar-2007 12:35:35
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/03/2007

TIME: 14:53:19

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus invests in a third D-series satellite for Australia

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Thursday, March 29, 2007 12:54 PM
To: Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 440465.pdf

440465.pdf (27 KB)

ASX confirms the release to the market of Doc ID: 440465 as follows:
Release Time: 29-Mar-2007 14:53:16
ASX Code: SGT
File Name: 440465.pdf
Your Announcement Title: Optus invests in a third D-series satellite for Australia

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Mar-2007 12:37:55
Announcement No.	00030

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Release-Optus invests in a third D-series satellite for New Zealand and Australia
Description	
Attachments:	MR29032007NZAUS.PDF Total size = **26K** (2048K size limit recommended)

Close Window

'yes' OPTUS

Media Release
29 March 2007

Optus invests in a third D-series satellite for New Zealand and Australia

Optus announced today it would further expand its satellite fleet providing services to New Zealand and Australia by launching the third D-series satellite. The new satellite will increase Optus' fleet capacity by more than 30 percent.

Paul O'Sullivan, Chief Executive of Optus, said the deal showed Optus' continued investment and commitment to provide the infrastructure to deliver state-of-the-art services via satellite across New Zealand and Australia.

"This announcement is another example of Optus making a substantial investment to increase Australia's communications capability. Optus' satellite fleet delivers a unique communications capability for New Zealand and Australia which no other telecommunications company in Australia can match.

"The decision to build a third D-series satellite follows continued demand for access, especially for television broadcast services, with icon companies such as SKY Television in New Zealand and FOXTEL in Australia," Mr O'Sullivan said.

John Fellet, Chief Executive of SKY, said the extra capacity made available by Optus purchasing a third satellite provides a great vehicle for future growth enabling SKY to deliver new services to our customers, such as high definition content.

"The addition of another new satellite to Optus' fleet will improve the level of in-orbit redundancy for the SKY services already operating on the Optus D1 satellite, launched in late 2006 – another plus for our business," Mr Fellet said.

Orbital Sciences Corporation of the United States, the manufacturer of the Optus D1 and D2 satellites, was confirmed as the manufacturer of the Optus D3 satellite.

Paul Sheridan, Head of Optus Satellite, said Optus has been leading the way in satellite-based communication services in Australia for over 20 years.

"This additional satellite cements Optus' position as the industry leader, as the business goes from strength to strength with one of the youngest satellite fleets in operation.

"With three D-series Satellites we will be well placed to meet the demand for fixed and broadcast satellite services, which is growing ahead of our earlier expectations.

"Optus is positioned to provide additional services to all our satellite customers; growth opportunities to the ethnic services broadcast sector; and additional in-orbit redundancy for customers out to the year 2020 and beyond," he said.

The Optus D3 satellite is planned to be delivered in 2009. The new satellite will increase Optus' overall investment in the D-series satellite program to over A$600 million.

Media contact:
Melissa Favero
Optus Corporate Affairs
Tel: (02) 9342 7850

Note to Editor

Optus launched the first of the D-series satellites by Arianespace from French Guiana South America in October 2006.

The Optus D2 satellite is planned to be launched in late 2007 by Arianespace from French Guiana, South America.

The Optus D2 satellite will provide for continuity of service and growth for Optus B3 customers as that satellite comes to the end of its useful life.

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Thursday, March 29, 2007 12:38 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, March 29, 2007 12:37:55 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00030
Submission Date & Time :: 29-Mar-2007 12:37:14
Broadcast Date & Time :: 29-Mar-2007 12:37:55
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/03/2007

TIME: 14:53:29

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus invests in a third D-series satellite for New Zealand

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, March 29, 2007 12:54 PM
To: Foo Yen Yen; Lorinda Leung; Zairani Bte Ahmed; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 440467.pdf

440467.pdf (26 KB)

ASX confirms the release to the market of Doc ID: 440467 as follows:
Release Time: 29-Mar-2007 14:53:27
ASX Code: SGT
File Name: 440467.pdf
Your Announcement Title: Optus invests in a third D-series satellite for New Zealand

END